UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 11-K

 (Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number 1-14035

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Stage Stores, Inc. Nonqualified Deferred Compensation Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Stage Stores, Inc.
10201 Main Street
Houston, Texas 77025

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	3

Statement of Financial Condition - December 31, 2008	4

Statement of Changes in Plan Equity - Year Ended December 31, 2008	5

Notes to Financial Statements	6

Schedules I, II and III have been omitted because the required information is shown in the financial statements or notes, or the information is not applicable to this Plan.

SIGNATURE	9

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Houston, Texas

We have audited the accompanying statement of financial condition of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in plan equity for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan as of December 31, 2008, and the changes in plan equity for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Houston, Texas
March 31, 2009

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

Assets and Plan Equity:
Investment in mutual funds, at fair value	$8,444,887
Investment in Stage Stores, Inc. common stock, at fair value as determined by quoted market prices - 33,672 shares with a cost basis of $419,951 at December 31, 2008	277,794

Total Assets and Plan Equity	$8,722,681

The accompanying notes are an integral part of these financial statements.

STAGE STORES, INC. NONQUALIFIED DEFERRED COMPENSATION PLAN
STATEMENT OF CHANGES IN PLAN EQUITY
For the Year Ended December 31, 2008

Contributions
Participant	$1,182,578
Employer	841,869
Net investment income
Interest income	149,742
Dividend income on investment in:
Mutual funds	139,922
Stage Stores, Inc. common stock	4,149
Net depreciation in fair value of investments	(5,034,941)

Total Additions	(2,716,681)

Distributions	5,939,532

Net Changes in Plan Equity	(8,656,213)

Plan Equity at Beginning of Year	17,378,894

Plan Equity at End of Year	$8,722,681

The accompanying notes are an integral part of these financial statements.

Stage Stores, Inc. Nonqualified Deferred Compensation Plan
Notes to Financial Statements
December 31, 2008

1.	Plan Description

The following brief description of the Stage Stores, Inc. Nonqualified Deferred Compensation Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan was established on January 1, 2002 by Stage Stores, Inc. (the “Company”) for the purpose of attracting and retaining highly qualified individuals for the successful conduct of the Company’s business by helping to provide for the retirement of the Company’s key employees selected to participate in the Plan.

Eligibility and Vesting

The Plan covers key employees (“Participants”), the selection of which remains at the sole discretion of the Plan Administrative Committee (the “Committee”) of the Company, as defined in the Plan document.  Participation is voluntary and Participants can elect to contribute up to fifty percent (50%) of the Participant’s compensation and up to one hundred percent (100%) of the Participant’s bonus.  Employer matching contributions are determined by the Committee from year to year.  The Company Participant and employer matching contributions are vested 100% in the Plan at all times.

Participant Accounts

The Company maintains a Participant Account (“Account”) for each Participant deferring compensation.  The Account is adjusted for the Participant deferral/contribution, employer match and any investment gain or loss (on investments in which the Account balance is placed) and any payment or distribution attributable to that Account.

Effective April 1, 2008, the Company amended the Plan to include a stock investment option wherein Participants can elect to invest a portion of their deferrals in the Company’s common stock (the “Company Stock Investment Option”).  Participant contributions and employer matching contributions are invested in a money market account and are applied to the purchase of Company stock in the open market on the last trading day of the calendar month.  These shares are held in a grantor trust.  Once Company stock has been credited to the Participant’s Account, it may not be transferred or liquidated by the Participant and shall remain in the Account until such date as the Participant is no longer an employee of the Company and for a period of six months thereafter, at which time the Company stock shall be transferred to the Participant’s personal brokerage account, as designated at that time by the Participant; hence, it cannot be settled in cash.  The number of shares of common stock credited to a Participant’s Account shall be adjusted, as appropriate, to reflect any stock split, any dividends or deemed dividends, any recapitalization of the Company, or any reorganization of the Company.  Shares of common stock will be issued in the name of the Plan.  During the period the common stock is held by the Plan, Participants will not have the right to vote those shares of common stock and Participants will not have any other incidents of ownership or rights as a shareholder with respect to those shares of common stock.

Plan Termination

The Company retains the unilateral power to amend or terminate the Plan at any time.  No such amendment or termination shall adversely affect any Participant or their beneficiaries with respect to their right to receive the value of their vested Accounts, determined as of the later of the date that the Plan amendment or termination is adopted or by its terms to be effective, without the consent of affected Participants or their beneficiaries.

2.	Significant Accounting Policies

Basis of Accounting.  The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition.  Compass Consulting and Wachovia, N.A., which administer all mutual funds and Stage Stores stock investment, respectively, execute all investment transactions and hold the Plan assets. The Plan’s investments include publicly traded mutual funds and shares of Company stock both of which are valued based on quoted market prices on the last business day of the plan year.  The change in market value of the investments is reflected in the Statement of Changes in Plan Equity as appreciation/depreciation in the fair market value of investments.  Realized gains and losses on investments are calculated using average cost.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest is recorded as earned.

The Plan adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) on February 3, 2008.  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  Using the market approach, the fair values of these investments represent quoted market prices (level 1) multiplied by the quantities held.

Distributions.  Distributions to participants are recorded when paid.

Use of Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect the reported amounts of assets and changes therein, and disclosure of contingent assets at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity risk, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amount reported in the Statement of Financial Condition.

3.	Changes in Plan Equity

The following table shows changes in plan equity detailed by individual fund:

		Contributions		Net Investment Income (Loss)
	Plan Equity at Beginning of Year	Participant	Employer	Interest Income	Dividend Income	Realized Gain (Loss) on Investment	Unrealized Gain (Loss) on Investment	Distributions	Transfers	Plan Equity at End of Year

Mutual funds
AMCAP Fund - A	$786,002	$59,354	$38,365	$-	$-	$21,302	$(270,807)	$(70,383)	$(158,820)	$405,013
EuroPacific Growth Fund - A	2,244,798	114,140	72,985	-	16,040	21,505	(594,947)	(301,871)	(1,047,745)	524,905
The Growth Fund of America - A	1,773,894	110,996	89,200	-	6,529	-	(466,878)	(651,344)	(284,210)	578,187
New World Fund - A	4,403,088	136,315	87,846	-	11,706	(2,404)	(1,117,597)	(398,824)	(2,533,587)	586,543
SMALLCAP World Fund - A	1,988,932	99,875	60,891	-	987	(987)	(673,765)	(187,994)	(895,177)	392,762
Capital World Growth and Income Fund - A	2,781,845	149,535	98,784	-	52,372	(5,756)	(782,135)	(611,028)	(920,286)	763,331
The Investment Company of America - A	925,627	43,374	34,064	-	11,885	-	(204,169)	(315,204)	(211,932)	283,645
Washington Mutual Investors Fund - A	1,318,093	73,883	52,471	-	18,020	10,178	(297,244)	(306,123)	(410,882)	458,396
American Balanced Fund - A	798,046	69,834	54,396	-	22,383	5,414	(235,401)	(10,856)	(82,273)	621,543
American High-Income Trust - A	59,970	-	-	3,908	-	(84)	(15,204)	(73,754)	25,164	-
Capital World Bond Fund - A	177,700	174,272	121,975	109,103	-	(362)	(228,696)	(375,277)	1,484,904	1,463,619
Intermediate Bond Fund of America - A	42,086	23,261	18,382	18,239	-	-	(54,747)	(259,998)	263,977	51,200
The Cash Management Trust of America - A	78,813	70,645	67,302	18,492	-	-	-	(2,376,876)	4,457,367	2,315,743

Stage Stores, Inc. common stock	-	57,094	45,208	-	4,149	-	(142,157)	-	313,500	277,794
	$17,378,894	$1,182,578	$841,869	$149,742	$144,071	$48,806	$(5,083,747)	$(5,939,532)	$-	$8,722,681

4.	Administrative Expenses

All administrative expenses of the Plan are paid by the Company.

5.	Income Tax Status

The Plan, being operated as a nonqualified deferred compensation plan, is not subject to Federal income tax.  A nonqualified deferred compensation arrangement effectively defers compensation for individual Participants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administrative Committee, which is the administrative committee for the Stage Stores, Inc. Nonqualified Deferred Compensation Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STAGE STORES, INC. NONQUALIFIED
DEFERRED COMPENSATION PLAN

March 31, 2009	/s/ Edward J. Record
(Date)	Edward J. Record
Plan Administrative Committee
Stage Stores, Inc.